Exhibit 99.6

April 22, 2026

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager- Listing

BSE Limited

(BSE: 507685)

Dear Sir/Madam,

Sub: Newspaper Advertisement - Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the copies of the newspaper advertisement published in the Business Standard and Kannada Prabha, are enclosed herewith. The same has been made available on the Company’s website at www.wipro.com.

Thanking You,

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

ENCL: As above

Business Standard BENGALURU | WEDNESDAY, 22 APRIL 2026 13

FORM A
PUBLIC ANNOUNCEMENT

(Regulation 6 of the Insolvency and Bankruptcy Board of India (Insolvency Resolution Process for Corporate Persons) Regulations, 2016)

FOR THE ATTENTION OF CREDITORS OF M/S WIZ LOGTEC INDIA PRIVATE LIMITED

[illegible]

R. Venkatakrishnan
Interim Resolution Professional
M/s. Wiz Logtec India Private Limited
Date: 21/04/2026
Place: Chennai

ARTSON LIMITED

A TATA Enterprise

Formerly Artson Engineering Limited
A Subsidiary of Tata Projects Limited

POSTAL BALLOT NOTICE AND E-VOTING INFORMATION

[illegible]

सेन्ट्रल बैंक ऑफ इंडिया
Central Bank of India

SHORT NOTICE INVITING TENDERS

Central Bank of India invites e-bids for Bid No GEM/2026/B/7482067
"Engagement of Consultant for strategic support across Wealth Management, Credit Cards, Setup of Marketing Cell and NR Strategy"

Deadline for Tender Submission on GeM portal is 15.05.2026 up to 15:00 hrs. For details, please visit Live Tender section on our website www.centralbankofindia.co.in Amendments/Corrigendum, if any, will be kept on GeM Portal & Bank's website only.

Place: Mumbai
Date: 21.04.2026

Deputy General Manager
Resources Department, Central Office

BEFORE THE HON'BLE NATIONAL COMPANY LAW TRIBUNAL AT AHMEDABAD

C.P.(CAA)/19(AHM)2026
IN
C.A.(CAA)/3(AHM)2026

Lactose (India) Limited
...Petitioner Company No.1/Transferee Company

Vitanosh Ingredients Private Limited
...Petitioner Company No.2/Transferor Company

Notice and Advertisement of Notice of hearing on the petition

Notice is hereby given that by an order dated 16/04/2026, the National Company Law Tribunal, Ahmedabad Bench has admitted C.P.(CAA)/19(AHM)2026 seeking sanction to the Scheme of Amalgamation of Vitanosh Ingredients Private Limited with Lactose (India) Limited and their respective shareholders and creditors and the petition is fixed for hearing on 04/06/2026.

In pursuance of the said order and as directed therein notice is hereby given calling for objections, if any, on or before the date of hearing.

Copies of the Scheme of Amalgamation can be obtained free of charge at the registered office of the Company and the office of its counsel viz. CS Rashmeen Marediya, Practising Company Secretary at 1213, Ganesh Glory, Nr. Jagatpur Crossing, Beside Ganesh Genesis, off. S. G. Highway, Ahmedabad-382481.

Dated this 21st day of April, 2026.

Sd/-
Sangita Maheshwari,
Authorised representative of the petitioner Companies

ESAF SMALL FINANCE BANK — PUBLIC NOTICE

Joy of Banking

ESAF Small Finance Bank Announces Discontinuance of Corporate Agency Tie-up with Star Health Insurance Co. Ltd.

ESAF Small Finance Bank Ltd. ("the Bank") hereby informs the general public and its valued customers that the corporate agency arrangement with Star Health and Allied Insurance Co. Ltd. has been discontinued with effect from **7th April 2026**. Accordingly, the Bank will no longer solicit or distribute any insurance policies of Star Health Insurance through its branches or any of its channels from the above-mentioned date.

However, the Bank remains committed to customer service and support. Customers who have already purchased Star Health Insurance policies through the Bank may continue to approach the Bank for:

a) **Policy-related queries**
b) **Assistance in servicing requests**
c) **Claims support and guidance**

Further, customers are informed that as per regulatory provisions, they have the option to port their existing health insurance policies to other insurers, subject to applicable terms and conditions laid down by the Insurance Regulatory and Development Authority of India (IRDAI). The Bank continues to offer a range of insurance products through other empanelled insurers and remains dedicated to serving the insurance needs of its customers.

For any assistance, customers may visit the nearest ESAF Small Finance Bank branch or contact the Bank's customer support channels.

Place: Thrissur
Date: 10th April 2026

(Sd/-) Authorized Signatory
For ESAF Small Finance Bank Ltd.

Raymond LIMITED

Registered Office: Plot No. 156/H, No. 2, Village Zadgaon, Ratnagiri - 415612, Maharashtra

NOTICE

Transfer of Dividend and Equity shares of Raymond Limited to Investor Education and Protection Fund Demat Account

(Pursuant to Section 124(6) of the Companies Act, 2013 and Rule 6 of Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund), Rules, 2016)

[illegible]

For Raymond Limited
Sd/-
Rakesh Darji
Company Secretary

Place: Thane
Date: April 21, 2026

---

adani Electricity

ADANI ELECTRICITY MUMBAI LIMITED

NOTICE INVITING TENDER

Date: 22.04.2026

[illegible]

Techno Commercial Department

TATA INVESTMENT CORPORATION LIMITED

Regd. Office: Elphinstone Building, 10 Veer Nariman Road, Mumbai 400001

NOTICE TO SHAREHOLDERS

Pursuant to the SEBI Circular No. HO/38/13/11(2)2026-MIRSD-POD/I/3750/2026 dated January 30, 2026, the Shareholders of Tata Investment Corporation Limited ("the Company") are hereby informed that SEBI has opened another Special Window for transfer and dematerialization of physical shares.

Key Details:	
Window for re-lodgement	One year commencing from 5th February, 2026 till 4th February, 2027. ("stipulated period")
Who can re-lodge the transfer request?	This special window is opened for transfer and dematerialization of physical shares which were sold/purchased prior to 1st April, 2019. This special window is also available for such transfer requests which were submitted earlier and were rejected/returned/not attended to due to deficiency in the documents/process or otherwise. The eligible shareholders who have missed the earlier deadline are encouraged to take advantage of this opportunity. Cases involving disputes between transferor and transferee shall not be considered in this window and may be settled by transferor and transferee through court/NCLT process. Further, shares which have been transferred to Investor Education and Protection Fund (IEPF) shall not be considered under this window for processing.
How to re-lodge the transfer request?	Eligible shareholders are requested to submit their transfer requests along with original share certificate(s), transfer deed(s) and other requisite documents within the stipulated period. Postal Address: C-101, 1st Floor, Embassy 247, Lal Bahadur Shastri Marg, Vikhroli West, Mumbai 400083. Helpline No.: +91 8108118484. For any queries: Raise a service request at https://web.in.mpms.mufg.com/helpdesk/Service_Request.html or send an email at tict@tata.com / investor.helpdesk@in.mpms.mufg.com.

During this period, the securities that are transferred shall be mandatorily credited to the transferee only in demat mode and shall be under lock-in for a period of one year from the date of registration of transfer. Such shares shall not be transferred/lien-marked/pledged during the said lock-in period.

LAUNCH OF SECOND 100 DAYS CAMPAIGN - SAKSHAM NIVESHAK

This is to inform you that the Investor Education and Protection Fund Authority ("IEPF Authority"), Ministry of Corporate Affairs, vide its Circular dated March 27, 2026, requested companies to launch Second 100 days Campaign - Saksham Niveshak effective April 1, 2026, to July 9, 2026, targeting all shareholders whose dividends have remained unpaid/unclaimed. Accordingly, Tata Investment Corporation Limited ("the Company") has initiated this "Second 100 days campaign - Saksham Niveshak", to enable our shareholders to claim the unpaid/unclaimed dividend and to update their KYC details. This Campaign aims at creating awareness among shareholders to update their KYC details and claim any unpaid or unclaimed dividends before they get transferred to the Investor Education and Protection Fund ("IEPF").

In this regard, we request all shareholders to:- (1) update your KYC (Permanent Account Number, Specimen Signatures), Bank Mandates (Bank Name, Branch Name & address, Bank Account Number, IFSC Code) and Contact Information (postal address, email and telephone numbers) against their folio/ Demat Account; (2) Verify if any dividend due to you is outstanding and claim the same; (3) verify your holdings and claim any unpaid dividends or shares that may have been transferred to IEPF. Timely action will help you safeguard your investments and entitlements. For more information, shareholders may visit the official website of IEPF at https://iepf.gov.in. If you need assistance or have any queries regarding your shares or dividends, please contact the Company's Registrar and Share Transfer Agent, MUFG Intime India Private Limited, C-101, 247 Park, LBS Marg, Vikhroli (West), Mumbai - 400 083, Tel. No.: 08108116767, Toll Free No. 1800 1020 878, e-mail: investor.helpdesk@in.mpms.mufg.com

For **Tata Investment Corporation Limited**
Sd/-
Jamshed Patel
Company Secretary and Chief Compliance Officer
Membership No.: ACS 40081

Place: Mumbai
Date: April 21, 2026

Hindustan Unilever Limited

Registered Office: Unilever House, B. D. Sawant Marg, Chakala, Andheri East, Mumbai - 400099.

NOTICE TO THE SHAREHOLDERS OF THE COMPANY

[illegible]

For Hindustan Unilever Limited
Sd/-
Company Secretary & Compliance Officer

Date: 21st April, 2026
Place: Mumbai

BINNY LIMITED

Regd. Office: No.1, Cooks Road, Perambur, Chennai 600 012

EXTRACT OF AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31ST MARCH 2025

(Rs in Lakhs)

	Particulars	Quarter ended 31.03.2025	Year ended 31.03.2025	Year ended 31.03.2024
		Audited	Audited	Audited
1	Total income from operations (net)	4,301.06	8,833.14	7,716.41
2	Net Profit/ (Loss) for the Period (before Tax, Exceptional and / or Extraordinary Items)	3,264.91	6,031.90	-2,701.24
3	Net Profit/ (Loss) for the period before tax (after Exceptional and / or Extraordinary Items)	3,264.91	6,031.90	-2,701.24
4	Net Profit/ (Loss) for the period after tax (after Exceptional and/or Extraordinary Items)	3,011.43	4,651.91	-2,423.85
5	Total Comprehensive Income for the period (Comprising Profit/ (loss) for the period (after tax) and Other Comprehensive Income (after tax))	3,018.51	4,659.99	-2,430.82
6	Equity Share Capital	1,115.97	1,115.97	1,115.97
7	Reserves (excluding Revaluation Reserve)	43,983.42	43,983.42	39,085.43
8	Earnings Per Share (of Rs. 5/- each) (for continuing and discontinued operations) (not Annualised) (a) Basic (in Rs.) (b) Diluted (in Rs.)	13.49 13.49	20.84 20.84	-10.88 -10.88

Notes:

1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchange under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Company's Website (www.binnylimited.in) and Stock Exchange's website (www.bseindia.com).
2. The above extract has been prepared in accordance with the Companies (Indian Accounting standards) Rules, 2015 (IND AS) prescribed under section 133 of the Companies Act, 2013 read with Companies (Indian Accounting Standards) Rules, 2016 (as amended).

For Binny Limited
Sd/-
Sathya Narayanan Balakrishnan
Whole Time Director

Place: Chennai
Date: 20.04.2026

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035.
Tel: +91-80-28440011; CIN: L32102KA1945PLC020800
Website: www.wipro.com; Email: corp-secretarial@wipro.com

NOTICE OF POSTAL BALLOT

Notice (**"Postal Ballot Notice"**) is hereby given that pursuant to and in compliance with the provisions of Sections 108, 110 and other applicable provisions, if any, of the Companies Act, 2013, Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020 and 03/2025 dated September 22, 2025, issued by the Ministry of Corporate Affairs (**"MCA Circulars"**), Secretarial Standard on General Meetings issued by The Institute of Company Secretaries of India, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), and pursuant to other applicable laws and regulations, the approval of shareholders of Wipro Limited (the **"Company"**) is proposed for the following special resolutions by way of postal ballot through e-voting process (**"e-voting"**).

Sl. No.	Description of Special Resolutions
1.	Re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of the Company for a second term of 5 years w.e.f. July 1, 2026;
2.	Appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Independent Director of the Company for a term of 5 years w.e.f. April 1, 2026; and
3.	Buyback of equity shares of the Company.

Pursuant to the MCA Circulars, the Company has sent the electronic copies of the Postal Ballot Notice along with Explanatory Statement on April 21, 2026 to all shareholders of the Company, who have registered their e-mail address with the Company (in respect of shares held in physical form) or with their Depository Participant (in respect of shares held in electronic form) as on Friday, April 17, 2026 i.e. the cut-off date.

The Postal Ballot Notice is also made available on the Company's website at https://www.wipro.com/investors/buy-back/ websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFin Technologies Limited, the Company's Registrar to an Issue and Share Transfer Agent ("RTA") at https://evoting.kfintech.com/.

In accordance with the provisions of the MCA Circulars, Shareholders can vote only through the remote e-voting process. Shareholders whose names appear on the Register of Members/List of Beneficial Owners as on Friday, April 17, 2026, will be considered for the purpose of e-voting and voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on that date. A person who is not a Member on the cut-off date shall treat this notice for information purposes only.

The Company has engaged the services of RTA for providing e-voting facility to all its Shareholders who are requested to note that e-voting will commence at **9 AM IST on Wednesday, April 22, 2026, and will end at 5 PM IST on Thursday, May 21, 2026.** Shareholders are requested to note that e-voting shall not be allowed beyond 5 PM IST on Thursday, May 21, 2026.

Shareholders who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company's RTA at Selenium, Tower B, Plot No-31&32, Financial District, Nanakramguda, Serilingampally, Hyderabad-500032, Telangana, India along with duly filled-in form ISR-1 available at https://www.wipro.com/investors/faqs/.

The instructions on the process of e-voting, including the manner in which shareholders who are holding shares in physical form or who have not registered their e-mail addresses can cast their vote through e-voting, are provided in the Postal Ballot Notice.

The Board of Directors of the Company, at their meeting held on April 16, 2026 have appointed M/s. V. Sreedharan & Associates, Company Secretaries, Bengaluru, represented by Mr. V. Sreedharan (FCS 2347; CP 833) or Mr. Pradeep B. Kulkarni (FCS 7260; CP 7835), or Mrs. Shobha Shridhar (FCS F13390; CP 22649), Partners of V. Sreedharan & Associates, Company Secretaries, Bengaluru as the Scrutinizer for conducting e-voting process in a fair and transparent manner.

The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the e-voting will be announced by the Company on or before Monday, May 25, 2026 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories, and RTA.

In case of any queries and/or grievance, in respect of e-voting, Shareholders may refer to the Help & Frequently Asked Questions (FAQs) and E-voting user manual available at the download section on RTA's website at https://evoting.kfintech.com/ or may contact Ms. Swati Reddy, Manager (Unit: Wipro Limited) of KFin Technologies Limited, Selenium, Tower B, Plot No-31&32, Financial District, Nanakramguda, Serilingampally, Hyderabad-500032, Telangana, India at einward.ris@kfintech.com, evoting@kfintech.com or call RTA's toll free No. 1800-3094-001 for any further clarifications.

For **WIPRO LIMITED**
M Sanaulla Khan
Company Secretary

Date: April 22, 2026
Place: Bengaluru